SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 4, 2003

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

Form 20-F  ✓     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ✓

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) of
March 31, 2002 and March 31, 2003 and thousands of U.S. dollars (ThUS$))

		March 31,

	Notes	2002	2003	2003

		ThCh$	ThCh$	ThUS$
				(Note 2u)
ASSETS
CURRENT ASSETS:
Cash		20,319,093	9,163,373	12,526
Marketable securities	4	100,940	76,419	104
Notes and accounts receivable	5	51,484,948	135,397,149	185,080
Due from related companies	18	1,306,578	1,459,068	1,994
Inventories	6	74,829,750	86,573,990	118,342
Refundable taxes		1,299,829	2,099,357	2,870
Prepaid expenses		3,066,821	4,062,228	5,553
Other current assets		1,541,091	2,648,773	3,621

Total current assets		153,949,050	241,480,357	330,090

PROPERTY, PLANT AND EQUIPMENT — NET	7	463,701,128	492,249,509	672,876

OTHER ASSETS — NET	8	78,732,697	19,553,559	26,729

TOTAL ASSETS		696,382,875	753,283,425	1,029,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Banks and financial institutions	11	20,019,843	73,593,626	100,598
Current portion of long-term liabilities	11	36,480,227	81,650,345	111,611
Accounts and notes payable	9	148,170,879	133,801,768	182,899
Sundry creditors	11	6,791,909	5,826,641	7,965
Due to related companies	18	8,350,414	6,806,076	9,304
Accruals and withholdings	10	8,592,783	9,660,638	13,206
Other current liabilities		2,837,052	242,974	332

Total current liabilities		231,243,107	311,582,068	425,915

LONG-TERM LIABILITIES:
Banks and financial institutions	11	66,561,517	30,973,138	42,338
Debentures and bonds	11	81,464,240	81,108,957	110,871
Lease obligations	11	10,552,001	11,474,617	15,685
Sundry creditors	11	1,652,086	233,829	320
Accruals	19	2,911,206	3,314,741	4,531
Other long-term liabilities		2,091,701	2,815,456	3,849

Total long-term liabilities		165,232,751	129,920,738	177,594

MINORITY INTEREST		480,910	109,097	149

SHAREHOLDERS’ EQUITY:
Paid-in capital (Common stock no par value: authorized:
1,380,000,000 shares at March 31, 2002 and 2003)		215,587,031	215,858,535	295,066
Other reserves		1,305,653	1,307,298	1,787
Retained earnings		82,533,423	94,505,689	129,184

Total shareholders’ equity	12	299,426,107	311,671,522	426,037

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		696,382,875	753,283,425	1,029,695

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) of
March 31, 2002 and March 31, 2003 and thousands of U.S. dollars (ThUS$))

		For the three month period ended March 31,

	Notes	2002	2003	2003

		ThCh$	ThCh$	ThUS$
				(Note 2u)
OPERATING RESULT
Net revenues		245,647,982	265,968,378	363,563
Cost of sales		(190,034,502)	(204,184,793)	(279,109)

Gross income		55,613,480	61,783,585	84,455
Selling and administrative expenses		(43,048,292)	(46,888,113)	(64,093)

Operating income		12,565,188	14,895,472	20,362

NON-OPERATING RESULTS
Non-operating income	17	349,703	220,614	302
Non-operating expenses	17	(4,367,333)	(4,411,312)	(6,030)
Price-level restatement	15	174,651	1,137,679	1,555

Non-operating loss		(3,842,979)	(3,053,019)	(4,173)

INCOME BEFORE INCOME TAXES		8,722,209	11,842,453	16,189
INCOME TAXES	13	(1,331,894)	(2,407,709)	(3,291)

NET INCOME		7,390,315	9,434,744	12,898

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) of
March 31, 2002 and March 31, 2003 and thousands of U.S. dollars (ThUS$))

	For the three month period ended March 31,

	2002	2003	2003

	ThCh$	ThCh$	ThUS$
			(Note 2u)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	7,390,315	9,434,744	12,898
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization expense (net)	8,479,543	9,184,265	12,553
Gain on sales of fixed assets, net	3,750	(3,055)	(4)
Minority interest	29,565	24,483	33
Price-level restatement	(174,650)	(1,137,679)	(1,555)
Equity in earnings of related companies	(94,708)	560	1
Other	138,575	250,367	342
Changes in current assets and liabilities:
Increase in accounts receivable	(287,877)	(8,977,654)	(12,272)
(Increase) decrease in inventory	(3,662,067)	3,129,521	4,278
Increase in other assets	(3,328,166)	(3,151,574)	(4,308)
Decrease in accounts payable	(6,283,089)	(25,506,110)	(34,865)
Increase in income tax payable	1,403,120	707,998	968
Increase (decrease) in other accounts payable	863,231	(7,926,513)	(10,835)
Increase in interest payable	1,519,716	874,597	1,196
(Decrease) increase in withholdings	(638,396)	3,324,419	4,544

Net cash provided by operating activities	5,358,862	(19,771,631)	(27,026)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(16,666,483)	(9,456,811)	(12,927)
Proceeds from sale of property, plant and equipment	34,879	20,942	29
Payment of capitalized interest	(160,633)	(84,410)	(115)
Loans to related companies	(251,696)	1,425	2
Other	118,381	76,340	104

Net cash used in investing activities	(16,925,552)	(9,442,514)	(12,907)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	20,913,503	48,556,326	66,373
Repayment of debt	(14,920,179)	(23,174,469)	(31,678)
Decrease in loans from related companies		(865,908)	(1,184)
Proceeds from loans from related companies	3,486,242
Dividends paid	(7,133,551)	(6,934,500)	(9,479)

Net cash provided by financing activities	2,346,015	17,581,449	24,032

NET DECREASE IN CASH	(9,220,675)	(11,632,696)	(15,901)
EFFECT OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO ON CASH	221,624	(372,869)	(510)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	29,318,144	21,168,938	28,937

CASH AT END OF THE PERIOD	20,319,093	9,163,373	12,526

The accompanying notes are an integral part of these consolidated financial statements

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

1.	THE COMPANY

Distribución y Servicio D&S S.A. (“D&S”) is a corporation organized under the laws of the Republic of Chile, its common shares are listed on the Chilean Stock Exchange and its American Depositary Receipts on the New York Stock Exchange, it is regulated by the Chilean Superintendency of Securities and Insurance (“SVS”) and the United States Securities and Exchange Commission (“SEC”).

D&S and its subsidiaries (the “Company”) are engaged principally in the operation of supermarkets in Chile. At March 31, 2003, the Company operated 62 supermarkets in Chile.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim consolidated financial statements are unaudited. In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of such interim financial statements have been made. The results of these interim periods are not necessarily indicative of results for the entire year.

a. Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). For the convenience of the reader, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain subtotals and clarifying account descriptions have been added.

b. Basis of Consolidation — All significant intercompany transactions and balances have been eliminated in consolidation and the minority interests in subsidiaries have been recognized.

The consolidated group comprises D&S and the following principal subsidiaries:

	Total ownership percentage

	2002	2003

	%	%
Administradora de Concesiones Comerciales de Hipermercados S.A.	99.50	99.50
Administradora de Concesiones Comerciales de Supermercados S.A.	99.17	99.17
SAITEC S.A.	99.96	99.96
Maquinsa S.A.	99.99	99.99

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

c. Price-level Restatement (Monetary Correction) — The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes, in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index (CPI) as follows:

•	Non-monetary assets, liabilities, and shareholders’equity accounts are stated in terms of period end purchasing power.

•	Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

•	The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

•	All the accompanying consolidated financial statements have been restated in constant Chilean peso of general purchasing power of March 31, 2003 (“constant pesos”) applied under the “prior months rule”, as described below, to reflect changes in the CPI from the financial statement dates to March 31, 2003. This updating does not change the prior period’s statements or information in any way except to update the amounts to constant pesos of similar purchasing power.

The general price-level restatements are calculated using the official consumer price index of the Chilean Instituto Nacional de Estadísticas (National Statistics Institute) and are based on the prior month rule, in which the inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. The CPI index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

The values of the Chilean consumer price index used for price-level restatement purposes are as follows:

	At March 31,

	Index (*)	Change in index

	%	%
2002	109.68	2.5
2003	113.88	3.8

(*) Index as of February 28 of each year, under prior month rule described above.

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all nonmonetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

•	For comparison purposes the consolidated financial statements and their respective notes are adjusted by the percentage changes in the Chilean consumer price index to March, 2003.

Year	Change in Index

2002	3,8%

d. Assets and Liabilities Denominated and Index-Linked Units of Accounts and in Foreign Currencies — Assets and liabilities denominated in foreign currencies and unidades de fomento (UF- an inflation-indexed, Chilean peso – denominated monetary unit) are presented in Chilean pesos at the following period end rates (stated in Chilean pesos per foreign currency):

	At March 31,

	2002	2003

	Ch$	Ch$
U.S. dollar	655.90	731.56
UF	16,197.66	16,783.60

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

e. Statement of Cash Flows — The statements of cash flows have been prepared using the indirect method. Cash include cash.

f. Marketable Securities — Marketable securities correspond to investments in shares and mutual funds, which are stated as follows:

•	Shares are stated at the lower of price-level restated purchase cost or period-end market value.

h. Inventories — Inventories are stated at price-level restated cost, on a weighted-average-cost basis, which is not in excess of the net realizable value.

i. Allowance for uncollectibility of accounts receivable — These accounts are determined considering their aging. An allowance is established for 100% of trade accounts receivable, notes protested and under legal collection more than one year past due. An allowance is established for about 60% of balances under legal collection for credit cards of Sociedad Servicios y Administración de Créditos Comerciales Presto Ltda., a percentage determined monthly according to a recoverability review of aged balances. Trade receivables and notes receivable are presented net of such allowance.

j. Property, Plant and Equipment, and Depreciation — Property, plant and equipment is stated at price-level restated purchase cost. The revaluation of property, plant and equipment resulting from an independent technical appraisal is recorded, with a corresponding increase in Shareholders’ Equity. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The consolidated group includes the cost of financing the works under constructions as part of the cost of the fixed assets under construction. This capitalization is determined considering the average rate of the actual financing cost, in accordance with current regulations.

Assets acquired under finance leases are accounted for in the same manner as the purchase of property, plant and equipment, recording the total liability and the interest on the accrual basis. These assets are not legally owned by the Company until it exercises its purchase option. The Company records the sale and leaseback of assets maintaining the same value of the assets prior to the transaction. These assets are not legally owned by the Company until it exercises its purchase option.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

k. Investments in Affiliated Companies — Investments in affiliated companies are recorded using the equity method of accounting, if the Company can exercise significant influence over the affiliate. Under Chilean GAAP, such significant influence is presumed when the investment represents more than 10% of the investee’s outstanding shares. Accordingly, investments are recorded using the equity method when they represent more than 10% but less than 50% of the voting stock of the investee.

l. Goodwill and Negative Goodwill — The excess of carrying value over cost of investments and the excess of cost over carrying value are amortized over the estimated term of return of the investments which is 10 and 20 years, respectively.

m. Bonds payable — Bonds payable are reported as liabilities at the par value of the bonds issued. The difference between the proceeds and the par value at the time of placement is deferred, and then amortized over the period in which the bonds’ nominal interest is accrued.

n. Income Taxes — The Company has recognized income tax obligations according to legal stipulations in force at period-end.

o. Deferred Taxes — The Company records income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with Circular No. 1.466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities using the tax rates to be in effect at the time reversal.

p. Vacation Expense — The cost of employee vacations and benefits is recorded on the accrual basis.

q. Research and Development Expenses — Research and development expenses are charged to income for the period. Over the last five years no significant research and development expenses were incurred.

r. Severance Indemnities — The liabilities for voluntary severance indemnities paid to employees are accrued at the discounted present value of the vested benefits using an 7% discount rate and considering future service until retirement (age 60 for women; age 65 for men), adjusted for estimated employee turnover.

s. Revenue Recognition — Revenue from product sales is recognized when the merchandise is delivered to the customer.

Revenue obtained from suppliers for reaching selling goals, which is recorded on the accrual basis and included in operating revenue on the statements of income. Rebates from suppliers are recorded as agreed-upon as percentage of sales to customers are carried.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

t. Use of Estimates — The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

u. Convenience Translation to U.S. Dollars — The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader at the March 31, 2003, observed exchange rate of Ch$731.56 per US$1.00 reported by Banco Central de Chile. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, could have been, or could in the future be converted into U.S. dollars at that or any other rate.

3.	CHANGE IN ACCOUNTING PRINCIPLE

At March 31, 2003 there are no changes in the Chilean GAAP Applications.

4.	MARKETABLE SECURITIES

The detail of marketable securities is as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Shares	100,940	76,419

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

5.	NOTES AND ACCOUNTS RECEIVABLE

The detail of notes and accounts receivable is as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Trade accounts receivable (b)	44,132,583	66,236,736
Notes receivable	1,185,799	1,714,287
Sundry debtors (a)	8,988,195	73,537,357
Allowance for uncollectible receivables	(2,821,629)	(6,091,231)

Totals	51,484,948	135,397,149

(a)	Corresponds mainly to the long-term portion of the account receivable from Disco S.A., as established in contract for the sale of shares of Supermercados Ekono S.A.. The sales price was US$150,000,000 to be paid as follows:

a.	US$60,000,000 in cash
b.	US$90,000,000 in May 2003.

According to the sales contract entered into by the parties in December 1999, such account receivable is guaranteed by “Disco/Ahold International Holdings N.V.”

The debtor has indicated its intention of setting this balance using a mechanism currency different from that established in the sale agreement this taking into effect changes in currency value at contracted payment dale.

In opinion of the legal advisers and the management, “the Society has contractual and legal recourses that will allow it to recover the balance, in the form originally agreed and as a result, no provision is necessary for the debt due by Disco S.A., guaranteed by Disco Ahold International Holding N.V.

As explained in Note 23 (“Subsequent events”) to the financial statements, on May 2, 2003, Disco S.A. paid ARG$125,867,351.62 to Distribución y Servicio D & S S.A., which is equivalent to the original in US$ debt converted to Argentine pesos using an exchange rate of ARG$1=US$1, plus an adjustment for an inflation multiple of 1.4427. This translates into US$44,952,625 using an exchange rate of ARG$2.8 = US$1 and ThCh$31,499,204, using an exchange rate of Ch$700.72 = US$1.

The unpaid balance at maturity date of ThCh$34,341,196 (US$45,047,374) which is the unpaid portion of the original US$90,000,000 debt, will be collected as described in Note 22 (“Subsequent events”).

In 2002 that account receivable is included in long-term receivables.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

At March 31, 2002, this balances corresponds to domestics receivables, basically deposits in guarantee given to third parties, debtor vouchers, checks and receivables from employees.

(b)	In 2003, this include ThCh$47,512,570 (ThCh$25,898,675 in 2002) of the credit and obligation portfolio that the indirect subsidiary Servicios y Administración de Créditos Comerciales Presto Ltda.

6.	INVENTORIES

The detail of inventories is as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Merchandise for sale	73,030,641	82,733,290
Imports in transit	1,669,268	3,601,945
Supplies	356,036	455,937

Sub-total	75,055,945	86,791,172

Less:
Provision to reduce inventory to net realizable value	(226,195)	(217,182)

Totals	74,829,750	86,573,990

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

7.	PROPERTY, PLANT AND EQUIPMENT

The detail of property, plant and equipment is as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Land	128,274,372	133,843,899
Buildings and infrastructure:
Buildings	297,990,142	334,736,638
Construction in progress	13,303,606	8,764,978
Machinery and equipment	114,303,223	128,938,931
Other:
Leased assets (1)	29,264,583	36,371,494
Fixtures and other	28,431,595	29,512,290

Subtotal	611,567,521	672,168,230

Technical revaluation (2):
Land	3,499,284	3,567,760
Buildings	541,503	478,116

Subtotal	4,040,787	4,045,876

Total gross property, plant and equipment	615,608,308	676,214,106
Accumulated depreciation	(151,907,180)	(183,964,597)

Total net property, plant and equipment	463,701,128	492,249,509

(1)	Corresponds to land, buildings and equipment acquired under finance leases and leaseback agreements to build and rent supermarkets.

(2)	The technical revaluation was determined based on a study by independent consultants, in accordance with Circular Nº1529 of the SVS.

Depreciation for the period amounts to ThCh$8,369,837 in 2002 and ThCh$9,087,018 in 2003 and Includes ThCh$2,124 in each period for the depreciation of the technical revaluation.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

Useful lives assigned to property, plant and equipment:

The detail of the useful life assigned to property, plant and equipment is as follows:

• Buildings and infrastructure	20 to 60 years
• Machinery and equipment	4 to 7 years
• Leased assets (excluding land)	5 to 7 years
• Fixtures	10 years
• Other fixed assets	4 years

8.	OTHER ASSETS — NET

Other assets are summarized as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Goodwill (net) (Note 9a)	10,024,803	9,610,650
Investment in other company	1,464,382	1,685,989
Long term receivables from sale for subsidiary (Note 5a)	62,691,868	4,547,818
Other long-term assets (Note 9b)	4,551,644	3,709,102

Totals	78,732,697	19,553,559

a.	Goodwill and negative goodwill

Goodwill and (negative goodwill) net of accumulated amortization are detailed as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
SAITEC S.A.	(515,051)	(378,180)
El Rodeo S.A.	(774,279)	(568,520)
Inversiones Solpacific Ltda.	(64,583)	(57,479)
Maquinsa S.A (formerly — Fullmarket S.A.)	10,885,543	10,164,471
Alimentos y Servicios S.A.	259,890	231,305
Others	233,283	219,053

Totals	10,024,803	9,610,650

The accumulated amortization for goodwill was ThCh$5,241,814 and ThCh$5,976,845 at March 31, 2002 and March 31, 2003.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

Incorporation of Saitec S.A., El Rodeo S.A. and Almac Internacional S.A.

On December 28, 1995 the Company received 99.96%, 99.99% and 99.99% interests in Saitec S.A., El Rodeo S.A. and Almac Internacional S.A., respectively, as payment for the capital increase approved at the Third Extraordinary Shareholders’ Meeting held on that date. These investments were contributed by the shareholders Empresas Almac S.A. and Estudios y Proyectos Comerciales e Inmobiliarios S.A.

The acquisitions were accounted for as described in Note 2b. The excess of the carrying value of the underlying net assets over the stated increase in the Company’s capital (negative goodwill) was recognized and is amortized over ten years.

Acquisition of Maquinsa S.A. (formerly — Fullmarket S.A.)

On October 31, 1996, the Company acquired from unrelated third parties a 100.00% interest in Maquinsa S.A. (formerly Fullmarket S.A.) for ThCh$12,127,164 that was paid during 1997. During 1999 the Company increased the goodwill balance by ThCh$998,831 paid as the result of the arbitration proceeding that settled a dispute with Fullmarket’s former owners. The acquisition was accounted for as a purchase. Excess of cost and liabilities acquired over assets acquired was designated as goodwill, which is being amortized over twenty years.

Acquisition of Alimentos y Servicios Ltda. and Inversiones Solpacific S.A.

In April 2001, 50% of the outstanding shares of Sociedades Alimentos y Servicios Ltda. and Inversiones Solpacific S.A. were purchased through the subsidiary companies Administradora de Concesiones Comerciales de Supermercados S.A. and Administradora de Concesiones Comerciales de Hipermercados S.A., respectively.

b.	Other long-term assets

Other long-term assets are detailed as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Electric utility refundable advances	366,745	245,013
Deferred discount on bond issuance	2,405,428	2,088,597
Deferred expenses of bond placement and issuance costs	1,595,791	1,194,658
Other	183,680	180,834

Totals	4,551,644	3,709,102

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

9.	ACCOUNTS AND NOTES PAYABLE

Accounts and notes payable are summarized as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Domestic suppliers	146,986,376	132,985,952
Foreign suppliers	1,184,503	815,816

Totals	148,170,879	133,801,768

10.	ACCRUALS AND WITHHOLDINGS

Accruals and withholdings are summarized as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Accruals:
Vacations	810,194	781,957
Bonuses payable	2,509,107	1,977,680
Other	3,292,969	4,127,172

Subtotals	6,612,270	6,886,809
Withholdings:
Other	1,980,513	2,773,829

Totals	8,592,783	9,660,638

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

11.	BANK DEBT, SUNDRY CREDITORS AND OTHER LIABILITIES

a.	Short-term bank debt

Short-term bank debt is summarized as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Payable in:
United States dollars	11,921,716	17,968,465
Inflation-linked units (UFs)	146,137	441,737
Chilean pesos	7,951,990	55,183,424

Totals	20,019,843	73,593,626

Weighted average interest rates are as follows:
Loans in U.S. dollars	5.60%	5.60%
Loans in Chilean pesos (not indexed)	3.75%	3.75%
Loans in inflation-linked units (UFs)	9.60%	9.60%

b.	Long-term bank debt

Long-term bank debt is summarized as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	95,430,733	66,932,874
Less: Current portion	28,869,216	35,959,736

Long-term portion	66,561,517	30,973,138

Weighted average interest thereon:
Inflation-linked units (UFs) (1)	TAB.+ 1.25%	TAB + 1.25%

(1)	TAB represents the Annual Cost of Funds Bank Rate”

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

The long-term portion of bank debt at March 31, 2003 matures serially and is payable as follows:

ThCh$
2004	19,594,128
2005	11,379,010

Total	30,973,138

The material covenants of our long-term debt agreements at December 31, 2002 are described in the table below:

Principal Loan Covenants

Banco Santiago	1.	Not to grant as guarantees receivables of Disco S.A.
	2.	To deliver 45% of all payments received from Disco S.A.
	3.	Minimum coverage of financial expenses of 3.75 (operating income +depreciation/financial expenses) for June and December
	4.	Not to sell or encumber the Ekono, Almac and Lider brands.
	5.	Leverage less than 1.5 (current liability/net worth minus intangible asset) for June and December.
	6.	Not to grant new guarantees.

Banco Santander	1.	Minimum coverage of financial expenses of 3.75 (operating income + depreciation/financial expenses) for June and December.
	2.	Leverage less than 1.50 (current liability/net worth minus intangible assets) for June and December.
	3.	Not to sell or encumber the Ekono, Almac and Lider brands.
	4.	Not to grant new guarantees
Bonds	1.	Financial leverage less than 1.20 (liability that accrues interest/net worth).
	2.	Minimum coverage of financial expenses of 3.50 (operating income + depreciation/financial expenses) for a period of 12 months.
	3.	Maintain at least 0.34 of encumberable assets free from encumbrances.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

c.	Capital lease and leaseback obligations

Capital lease and leaseback obligations are summarized as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Capital lease obligations	3,667,706	7,919,631
Less: Current portion	1,296,236	2,758,694

Long-term portion	2,371,470	5,160,937

Leaseback obligations	9,991,428	8,278,789
Less: Current portion	1,810,897	1,965,109

Long-term portion	8,180,531	6,313,680

Total long-term lease and leaseback obligations	10,552,001	11,474,617

Lease and leaseback obligations are stated in inflation-linked units, accruing interest at rates that range between 6.99% and 13.56%.

Leaseback agreements

		Selling	Nominal		Interest		Income (loss)
		prime in	value	N° of	rate		from transactions
Creditor	Asset	UF	UF	installments	%	Term of contract	ThCh$

Bansa Santander S.A.	Land and buildings Alameda	380,518	570,504	121	8.57	18.12.1996 al 20.01.2007	—
Bansa Santander S.A.	Land and buildings Maipú	519,499	763,499	121	8.28	30.08.1996 al 02.10.2006	(307,909)
Bansa Santander S.A.	Land San Bernardo	109,893	111,711	121	8.20	14.03.1997 al 14.03.2007	(50,351)
Bansa Santander S.A.	Land San Bernardo	21,026	30,904	123	8.65	04.12.1997 al 14.03.2007	—

The losses derived when comparing the book value with the selling price are amortized over the term to the respective contracts and are include in other fixed assets, as part of leased assets.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

Future minimum lease payments on the long-term portion of capital lease and leaseback obligations at March 31, 2003 are as follows:

ThCh$
2004	4,871,087
2005	4,137,373
2006	2,429,786
2007	36,371

Total	11,474,617

d.	Short-term sundry creditors

Short-term sundry creditors are summarized as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Sundry creditors from sale of subsidiary	486,652	381,189
Other (in Chilean pesos)	6,305,257	5,445,452

Totals	6,791,909	5,826,641

e.	Debentures and bonds

Long-term debentures and bonds is summarized as follows:

	At March 31,

	2002	2003

	ThCh$	ThCh$
Payable in:
Inflation-linked units (UFs)	84,416,559	120,621,279
Chilean pesos Less: current portion	2,952,319	39,512,322

Total	81,464,240	81,108,957

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

D&S and its subsidiary SAITEC S.A. have issued bond to the Chilean public in UFs. The issues are summarized as follows:

D&S — This liability corresponds to two series of debentures issued in 2000. The detail is as follows:

Bond	Date of		Amount		Nominal	Amortization	Interest
issued	inscription	Indexation	issued	Series	interest rate	terms	payment

SERIES A	15.11.2001	U.F.	3,500,000	A1 UF 300,000 A2 UF 3,200,000	7% compounded semiannually	1 installment due on April 1, 2006	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001

SERIES B	15.11.2001	U.F.	1,200,000	B1 UF 200,000 B2 UF 1,000,000	6,5% compounded semiannually	32 semiannual equal installments as from April 1, 2007	Semiannually, due on April 1, and October 1, each year, as from April 1, 2001

SAITEC S.A. — This liability corresponds to UF350,000 of 22 year debentures issued in 1992. Principal is paid semiannually from October 1, 1995, after a three year grace period. Interest is payable semiannually at 6.5%. These debentures have no specific guarantees.

Interest accrued at March 31, 2003 and 2002 was ThCh$2,728,381 and ThCh$2,739,942 respectively and is included under current liabilities. The difference between par value and the effective placement value is being deferred and amortized by the interest method. The prepaid discount at March 31, 2002, was ThCh$2,419,250 (ThCh$2,738,147 in 2002) and is included under current assets for ThCh$330,653 (ThCh$332,719 in 2002) and other assets for ThCh$2,088,957 (ThCh$2,405,428 in 2002).

Debentures:

On November 15, 2002, the Company registered an issue of bearer promissory notes amounting to UF2,150,000, with the Securities and Insurance Register, under number 003, with have the following characteristics:

a)	Accrued interest on the promissory notes at year end is shown with the current portion of long-term liabilities together with the current portion of the liability.
b)	Long-term issues are shown under debentures and bonds
c)	The promissory notes have no special guarantees
d)	At March 31, 2003, the premium from the placement of the promissory notes amounts to ThCh$128,348 is shown in other short-term liabilities.
e)	The expenses incurred in the issue and placement of these promissory notes were capitalized and are being amortized over the issue term of the securities. At March 31, 2003, ThCh$175,237 have been amortized, and included in the 2003 financial expenses. The balance on ThCh$535,765.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

f.	Long-term sundry creditors

The details of long-term portion of sundry credits is as follows.

	At March 31,

	2002	2003

	ThCh$	ThCh$
Due to Compañía de Petróleos de Chile S.A. for the and accruing interest at 8.59% a year	256,031	233,829
Due to Immobiliaria Los Cóndores S.A. and others and accruing interest at 6.58% a year	1,396,055

Long-term portion	1,652,086	233,829

12.	SHAREHOLDERS’ EQUITY

The changes in shareholders’ equity accounts are as follows:

				Retained earnings

		Reserve for			Net
	Paid-in	capital	Other	Retained	income for	Interim
	capital	revaluation	reserves	earnings	the period	dividends	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances, January 1, 2002	208,528,749		1,262,907	40,217,660	39,365,276	(6,900,000)	282,474,592
Transfers				39,365,276	(39,365,276)
Monetary correction		(834,115)	(5,052)	(318,332)		27,600	(1,129,899)
Net income for the period					7,119,764		7,119,764

Balances as of March 31, 2002	208,528,749	(834,115)	1,257,855	79,264,604	7,119,764	(6,872,400)	288,464,457
Price-level restatement	7,924,093	(31,696)	47,798	3,012,055	270,551	(261,151)	10,961,650

Balances as of March 31, 2002 price-level restated at March 31, 2003	216,452,842	(865,811)	1,305,653	82,276,659	7,390,315	(7,133,551)	299,426,107

Balances, January 1, 2003	214,784,612		1,300,794	67,770,224	23,777,482	(6,900,000)	300,733,112
Transfers				23,777,482	(23,777,482)
Monetary correction		1,073,923	6,504	457,739		(34,500)	1,503,666
Net income for the period					9,434,744		9,434,744

Balances as of March 31, 2003	214,784,612	1,073,923	1,307,298	92,005,445	9,434,744	(6,934,500)	311,671,522

a.	Paid-in capital

At March 31, 2003, D&S’s subscribed and paid-in capital is divided into 1,380,000,000 no-par-value shares.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

b.	Capital increase

The Eleventh Extraordinary Meeting of Shareholders held on May 23, 2002 agreed to increase the capital of the Company from ThCh$163,622,500. The Company agreed to issue 250 million shares, no par value, to the public within 3 years. At year-end, some have been subscribed, however none were issued.

c.	Income distribution policy

In compliance with current Chilean law, the Company must distribute at least 30% of its net income as a cash dividend, unless the General Shareholders’ Meeting decides otherwise by a unanimous vote of the issued shares.

d.	Reserve for technical revaluation of property, plant and equipment

This reserve corresponds to D&S’s share in technical revaluations made by subsidiaries in prior periods.

13.	INCOME TAXES

a.	Income Taxes

The detail of accrued income taxes is as follows:

	At March 31,

	2002		2003

	ThCh$		ThCh$
First category income taxes:
Former period	(5,882,436)		(5,960,573)
Current period	(1,899,883)		(1,712,317)
Less:
Estimated monthly payments	3,988,118		7,455,177
Personnel training credit Real estate tax credit and donations	1,004,626		2,308,201
Refund due to carryback of net tax losses 20% tax credit by Law 19,420 (Arica law)	71,878		8,869

Net income taxes (payable) receivable	(2,717,697	)(1)	2,099,357

(1)	This amounts included in other current liabilities.

At March 31, 2003, the Company has no retained taxable income and its principal subsidiaries have retained taxable income of approximately ThCh$108,739,985 which are entitled to a credit for first category tax that will be allocated to the shareholders when dividends are distributed. Certain subsidiaries have net operating losses for tax purposes totalling ThCh$9,033,869 as of March 2003.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

b.	Deferred Income Taxes

The detail of accumulated consolidated balances of deferred taxes is as follows:

	Balance, March 31, 2002				Balance, March 31, 2003

	Deferred assets		Deferred Liabilities		Deferred assets		Deferred Liabilities

	Short -	Long-	Short -	Long-	Short -	Long-	Short -	Long-
	term	term	term	term	term	term	term	term
Temporary difference	M$	M$	M$	M$	M$	M$	M$	M$
Allowance for uncollectible accounts	421,859				730,468
Vacations accrual	116,552				96,473
Leased assets				275,230				499,618
Depreciation of property, plant and equipment				2,572,419				3,655,803
Severance indemnity	4,811	539,106			94,217	568,478
Obsolescence allowance on inventory	36,191				164,635
Sundry provisions	12,612				5,311
Sundry debtors					7,219
Capitalized financial cost				1,412,156				1,485,718
Deferred charges				1,529,305			88,401	1,257,480
Tax loss	396,308	703,616			736,656	1,902,856

Total deferred taxes	988,333	1,242,722		5,789,110	1,834,979	2,471,334	88,401	6,898,619
Complementary accounts balance	(129,143)	(628,697)		(3,386,566)	(110,525)	(499,631)		(2,391,728)

Net balances per balance sheet	859,190 (1)	614,025 (2)		2,402,544 (2)	1,724,454 (3)	1,971,703 (2)	88,401 (3)	4,506,891 (2)

(1)	The deferred taxes are including in the short-term other assets.

(2)	Long-term deferred tax liabilities are presented net of long-term deferred tax assets under other long-term liabilities.

(3)	Short-term deferred tax receivable are presented net of short-term deferred tax liabilities under other short-term assets.

The complementary accounts represent the effect of temporary differences accumulated prior to January 1, 2000. This balance is amortized over the estimated period the differences will reverse.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

The credit (charge) to income for income taxes is as follows:

	Three month period
	ended March 31,

	2002	2003

	ThCh$	ThCh$
Current tax expense
For the year	(1,743,092)	(1,712,317)
Deferred taxes
Change in deferred taxes	156,017	(565,622)
Effect of amortization of complementary accounts of assets and liabilities due to deferred taxes	255,181	(129,770)

Total charge to results	(1,331,894)	(2,407,709)

14.	FOREIGN CURRENCIES

Balances in foreign currencies are summarized as follows:

	At March 31,

	2002	2003

ASSETS	ThCh$	ThCh$
Current assets:
United States dollar denominated	352,154	228,427
Long-term assets:
United States dollar denominated	61,274,178	65,840,400

Total assets	61,626,332	66,068,827

LIABILITIES
Current liabilities:
United States dollar denominated	(13,895,510)	(20,997,718)
Long-term liabilities:
United States dollar denominated	(932,161)	(4,252,309)

Total liabilities	(14,827,671)	(25,250,027)

Net asset position	46,798,661	40,818,800

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

15.	PRICE-LEVEL RESTATEMENT

Price-level restatement (monetary correction) credited (charged) to income is as follows:

	Three month period
	ended March 31,

	2002	2003

	ThCh$	ThCh$
Property, plant and equipment — net	(1,750,881)	2,506,702
Non-monetary liabilities — net of assets	(221,191)	183,640
Shareholders’ equity	1,172,834	(1,503,666)
Indexatión añd exchange differences	966,531	47,305
Income statement amounts	7,358	(96,302)

Gain from changes in the purchasing power of the Chilean peso	174,651	1,137,679

16.	DIRECTORS’ REMUNERATION

The remuneration paid to the Directors of D&S and its subsidiaries for performing their duties is summarized as follows:

	Three month period
	ended March 31,

	2002	2003

	ThCh$	ThCh$
Attendance fees	71,622	78,000

The following amounts were also paid to the directors for activities not related to their positions as directors:

	Three month period
	ended March 31,

	2002	2003

	ThCh$	ThCh$
Compensation	13,683	13,182

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

17.	NON-OPERATING INCOME AND EXPENSES

Non-operating income for each period is summarized as follows:

	Three month period
	ended March 31,

	2002	2003

	ThCh$	ThCh$
Interest income	151,617	96,072
Amortization of negative goodwill	87,749	87,860
Earning in investment in related company	94,708	26,911
Other	15,629	9,771

Totals	349,703	220,614

Non-operating expense for each period is summarized as follows:

	Three month period
	ended March 31,

	2002	2003

	ThCh$	ThCh$
Financial expense	3,788,477	4,128,168
Amortization of goodwill	197,455	185,107
Minority interest	29,566	24,483
Other	351,835	73,554

Totals	4,367,333	4,411,312

18.	TRANSACTIONS WITH RELATED PARTIES

a.	Related companies

The Company has transactions with its direct and indirect affiliates and with companies that are under common ownership or management. Balances due from and due to these companies are shown on the balance sheets.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

b. Accounts receivable and payable — The detail of accounts receivable and payable is the following:

	Receivable		Payable

	2002	2003	2002	2003

	ThCh$	ThCh$	ThCh$	ThCh$
Short-term:
Intersuper Argentina S.A.			15,214	15,233
Inversiones Solpacific S.A.	111,091	107,025
Inmobiliaria Mall Calama S.A.	1,134,403	1,140,035
Aquapuro S.A.	61,084	208,847
Servicios Profesionales y de Comercialización S.A. (1)			8,335,200	6,790,843
Panquehue		3,161

Totals	1,306,578	1,459,068	8,350,414	6,806,076

(1)	The long-term account receivable is indexed to the changes in the unidad de fomento.

Other balances receivable and payable are not subject to interest nor indexation.

c. Transactions — The principal transactions with related companies are summarized as follows:

	Transaction		Gain (loss)

	2002	2003	2002	2003

	ThCh$	ThCh$	ThCh$	ThCh$
Interest and indexation on current account	78,207	92,965	(78,207)	(92,965)
Purchase of merchandise	2,336,944	2,485,622	—

19.	SEVERANCE INDEMNITIES

The Company records an accrual for voluntary severance indemnities, which has been accrued at the discounted present value of the vested benefit using an 7% discount rate and considering future service until retirement (age 60 for women, age 65 for men).

The accrual amounts to ThCh$2,911,206 and ThCh$3,314,741 as of March 31, 2002 and 2003 respectively, and is included as “accruals” under long-term liabilities.

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

20. CONTINGENCIES AND COMMITMENTS

a.	Direct commitments

1.	The Company has constituted mortgages in favor of a bank, on land with a book value of ThCh$69,181,025. At March 31, 2003 the outstanding debt totals ThCh$67,837,908.

2.	The Company has commitments arising from imports of inventory and plant and equipment under bank letters of credit amounting to ThCh$3,836,415.

b.	Indirect commitments

The Company has no indirect commitments.

c.	Management restrictions and financial covenants:

In accordance with long-term loan contracts with domestic banks, the Company must comply with certain financial covenants. At March 31, 2003 the Company is in compliance with these covenants.

d.	Lawsuits

At March 31, 2003 the Company and its subsidiaries have lawsuits filed against it which are related to its normal business activity. According to the Company’s legal advisors, they do not present a risk of significant loss.

     21.     CASH FLOW INFORMATION

	Three month period
	ended March 31,

	2002	2003

	ThCh$	ThCh$
Interest collected	80,375	19,898

Interest paid	2,043,659	2,606,558

Property, plant and equipment acquired by assuming directly related debt	32,631	982,237

DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) — (Continued)

22.	SUBSEQUENT EVENTS

On May 2, 2003, Disco S.A. paid ARG$125,687,351.62, Distribución y Servicios D&S S.A. which is equivalent to the original US$ debt translated to Argentine pesos using an exchange rate of ARG$1=US$1, plus and adjustment for on inflation multiple of 1.4427 for the effect on the original amount at a par of 1:1, though date of settlement. This translates into ThCh$31,499,204, or approximately 50% of Disco S.A.’s debt with the Company (Note 5 “Notes and accounts receivable”).

The Company notified the guarantor, Disco Ahold International Holdings N.V., of the failure to pay 100% of the obligation from the agreement for the sale of shares, and requested payment of the remaining unpaid balance from the Company. In addition, the Company filed lawsuits in the Dutch Antilles against the guarantor, and in Holland, against Royal Ahold, the guarantor’s Parent Company.

The Company has steadfastly rejected the applicability of the Argentine currency convertibility regime to, Disco-Ahold International Holdings N.V., the guarantor, a non-Argentine entity, as to this obligation (which was explicitly undertaken to be a U.S. dollar obligation). We have retained counsel in Chile, Argentina and the Netherlands and have commenced legal actions against the guarantor, in the Netherlands Antilles, and against its parent, Royal Ahold, in the Netherlands, in order to collect the defaulted amount in full.

* * * * * *

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: September 4, 2003